Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

August 2, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Universal American Corp.
Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-175591)

Ladies and Gentlemen:

On behalf of Universal American Corp., a Delaware corporation (the “Company”), we submit in electronic form for filing the Amendment No. 1 (“Amendment No. 1”) to the Registration Statement (the “Registration Statement”) on Form S-4 of the Company, together with Exhibits.  For your convenience, we are also submitting in hardcopy a copy of Amendment No. 1, together with Exhibits, marked to indicate changes from the Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on July 15, 2011.

Amendment No. 1 reflects the response of the Company to the comment received from the Staff of the Commission (the “Staff”) in a letter from Jeffrey Riedler, dated July 29, 2011 (the “Comment Letter”).  The Staff’s comment is set forth below followed by the Company’s response.  For your convenience, references in the response to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

The Company has asked us to convey the following as its response to the Staff:

Signatures, Page II-7

1.                                      Please include the signature of your principal financial officer and principal accounting officer or controller in the signatures section.  Alternatively, if any of the signatories also serve in these capacities, please amend the signature section to indicate they are signing in those capacities as well.

Response to Comment 1

The Registration Statement has been revised in response to the Staff’s comment to include the signature of the Company’s Principal Financial Officer and Principal Accounting Officer.  Please see page II-7 of Amendment No. 1.

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If you have any questions, please do not hesitate to contact either the undersigned at (212) 373-3025 or Benjamin A. Aronovitch at (212) 373-3575.

Sincerely,

/s/ John C. Kennedy
John C. Kennedy
cc:	Tony L. Wolk, Esq.
Universal American Corp.